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                            September 6, 2022

       Craig Finster
       Chief Financial Officer
       Versus Systems Inc.
       1558 West Hastings Street
       Vancouver BC V6G 3J4 Canada

                                                        Re: Versus Systems Inc.
                                                            Amendment No. 1 to
the Form 20-F for the Year Ended December 31, 2021
                                                            Filed August 23,
2022
                                                            Response Letter
filed August 23, 2022
                                                            File No. 001-39885

       Dear Mr. Finster:

               We have reviewed your August 23, 2022 response to our comment letter and your amended filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Amendment No. 1 to the Form 20-F filed on August 23, 2022

       Item 5. Operating and Financial Review and Prospects
       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Foreign Exchange, page 4

   1. We note your response to prior comment 3, which appears to be inconsistent with your stated accounting
policy under Note 4 Change in Functional and Presentation Currency in
                                                        the 2021 financial
statements. Considering the change in your functional currency, tell us how the translation of
your equity from Canadian dollars to US dollars "based on the historical exchange
rates" and your measurement and presentation of the foreign exchange loss comply with your
stated accounting policy and the related guidance in IAS 21.
                                                        Please revise or advise
us.

                                                        You may contact Kathryn
Jacobson, Senior Staff Accountant at (202) 551-3365 or Robert
 Craig Finster
Versus Systems Inc.
September 6, 2022
Page 2

Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding our comment on the financial statements and related matters.



FirstName LastNameCraig Finster                           Sincerely,
Comapany NameVersus Systems Inc.
                                                          Division of
Corporation Finance
September 6, 2022 Page 2                                  Office of Technology
FirstName LastName